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Washington, D.C. 20549-6010

Attention:	Erin Purnell Thomas Jones Kevin Stertzel Dale Welcome

Re:	Vertical Aerospace Ltd. Registration Statement on Form F-4 Filed on July 9, 2021 CIK No. 0001867102

On behalf of Vertical Aerospace Ltd. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 4, 2021 (the “Comment Letter”) with respect to the Registration Statement on Form F-4 filed with the Commission by the Company on July 9, 2021 (the “Registration Statement”). Concurrently with the filing of this letter, the Company is hereby submitting the Amendment No. 1 to the Registration Statement (“Submission No. 2”) through EDGAR.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement and page references in the responses refer to Submission No. 2. Unless otherwise indicated, capitalized terms herein will have the meanings assigned to them in Submission No. 2.

Cover Page

1.	Please disclose that the business combination vote may be influenced by the Sponsor, directors, executive officers, advisors or any of their affiliates purchasing shares in privately negotiated transactions or in the open market.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the cover page of Submission No. 2 to disclose that the business combination vote may be influenced by the Sponsor, directors, executive officers, advisors or any of their affiliates purchasing shares in privately negotiated transactions or in the open market.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, European lawyers or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

August 24, 2021 Page 2

Industry and Market Data, page iii

2.	Please tell us whether you commissioned any of the third-party data presented and, if so, please file the consent as an exhibit. In this regard, we note the disclosure in the fifth paragraph on page 123 about “commercial and market research commissioned by Broadstone” and a “technical due diligence report commissioned by Broadstone.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that: (i) the Company did not commission any of the third-party data presented in the Registration Statement, and (ii) none of the third-party data commissioned by Broadstone was included in the Registration Statement. The third-party data commissioned by Broadstone was for its internal due diligence purposes only.

3.	We note the disclosure that you have not independently verified the accuracy or completeness of the data. Please note that you are responsible for the entire contents of the registration statement. As this statement may imply an inappropriate disclaimer of responsibility with respect to third-party information, please delete the statement or revise to specifically state that you are liable for such information.

Response: The Company respectfully acknowledges the Staff’s comment and Sponsor will benefit from the completion of a business combination and advises the Staff that it has revised page iii of Submission No. 2 to remove this statement.

Questions and Answers about the Proposed Transactions, page 7

4.	Please add a question and answer that discloses all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 23 and 24 of Submission No. 2 to add a question and answer that discloses such information.

5.	Please add a question and answer that addresses the positive and negative factors that the board considered when determining to enter into the business combination agreement and its rationale for approving the transactions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has included a question and answer that addresses the positive and negative factors that Broadstone’s board considered when determining to enter into the business combination agreement and its rationale for approving the transactions on pages 9, 10, 11 and 12 of Submission No. 2.

What interests do Broadstone’s current officers and directors have in the Proposed Transactions, page 14

6.	Please highlight the risk that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 18, 40, 92, 101 and 140 of Submission No. 2 to highlight this risk.

August 24, 2021 Page 3

7.	Please clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return in the post-business combination company.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 18, 40, 92, 101 and 140 of Submission No. 2 in response to the comment.

8.	Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 18, 40, 92, 101 and 140 of Submission No. 2 in response to the comment. The Company’s officers and directors do not have any loans, fees due or out-of-pocket expenses for which they are waiting for reimbursement that depend upon the completion of the business combination.

What are the U.S. federal income tax consequences of the Proposed Transactions to U.S. Holders, page 15

9.	You have not included in your exhibit list a tax opinion, even though your disclosure here and on page 133 suggests that one is required given that you state that holders of your securities who exchange them in the merger will not recognize gain or loss. Please revise to provide a tax opinion, and revise this section as applicable, consistent with Item 601(b)(8) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has filed a tax opinion as an exhibit to Submission No. 2 and has revised its disclosure on pages 19, 83, 143 and II-1 accordingly.

10.	Please clarify the phrase “disregarded entity” mentioned on pages 15 and 133. Also, reconcile the disclosure on page 15 that it is “intended” that the merger will constitute a tax-free reorganization with the disclosure on page 133 that the merger will qualify as a tax-free reorganization.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that a “disregarded entity” is an entity that is disregarded for federal income tax purposes as separate from its owner. The Company has revised the disclosure on pages 19 and 143 of Submission No. 2 to clarify the meaning of disregarded entity.

August 24, 2021 Page 4

How do I exercise my redemption rights?, page 16

11.	We note the disclosure in the carryover sentence at the bottom of page 17 that a holder of Public Shares that redeems their shares will retain any Public Warrants. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks. Also, revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 21 and 22 of Submission No. 2 to include a sensitivity analysis showing a range of redemption scenarios.

Virgin Atlantic Memorandum of Understanding, page 31

12.	Please file the memorandum of understanding as an exhibit to the proxy statement/prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the memorandum of understanding between the Company and Virgin Atlantic is expected to be superseded by a new agreement that may be executed before the effective date of the Registration Statement on Form F-4. The Company intends to file this new agreement as an exhibit to its Registration Statement on Form F-4 once it has been executed, and in the event that the new agreement is not executed prior to the effective date of the Registration Statement on Form F-4, the Company will file the memorandum of understanding as an exhibit to its Registration Statement on Form F-4.

Summary Financial Information of Broadstone, page 42

13.	Please revise your registration statement:

•	To disclose that Broadstone’s financial statements are presented in accordance with U.S. GAAP; and

•	To present Broadstone’s condensed statement of operations data for the period from May 13, 2020 (inception) through December 31, 2020.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that has revised page 47 of Submission No. 2 to disclose that Broadstone’s financial statements are presented in accordance with U.S. GAAP and page 49 to present Broadstone’s condensed statement of operations data for the period from May 13, 2020 (inception) through December 31, 2020.

Summary Financial Information of Vertical, page 44

14.	Please revise the third sentence of your lead in paragraph to also refer to the summary consolidated statement of financial position as of December 31, 2019.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 50 of Submission No. 2 in response to the comment.

August 24, 2021 Page 5

15.	Please revise your statement of comprehensive income data to include the total finance costs subtotal for the three months ended March 31, 2021 and 2020.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 50 of Submission No. 2 in response to the comment.

Risk Factors, page 48

16.	Please disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 87 and 88 of Submission No. 2 to add a new risk factor in the following section: “Risk Factors—Risks Related to Broadstone and the Proposed Transactions—Investors may not receive the same benefits as an investor in an underwritten public offering.”

The pre-orders from Avolon and American Airlines, page 52

17.	We note your disclosure that the pre-orders are subject to certain conditions. Please revise to describe all of the conditions. Please state whether deposits have been made and the extent to which pre-orders are cancellable or refundable. Please fully describe the correlation between the PIPE investments and the pre-orders, such as whether the PIPE investment will be applied to the cost of the aircraft to be delivered. Please confirm that all written agreements relating to the pre-orders are filed as exhibits to the proxy statement/prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 58, 205 and 206 of Submission No. 2 in response to the comment. The Company also has filed the partnership agreement with Avolon as an exhibit to Submission No. 2 and revised its disclosure on page II-2 of Submission No. 2 accordingly.

With regards to its memorandum of understanding with American Airlines, Inc., the Company advises the Staff that it expects the memorandum of understanding to be superseded by a new agreement that may be executed before the effective date of the Registration Statement on Form F-4. The Company intends to file this new agreement as an exhibit to its Registration Statement on Form F-4 once it has been executed, and in the event that the new agreement is not executed prior to the effective date of the Registration Statement on Form F-4, the Company will file the memorandum of understanding as an exhibit to its Registration Statement on Form F-4.

The shares beneficially owned by the Sponsor, our officers and directors, page 84

18.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that no consideration was provided in exchange for the waiver of redemption rights by certain shareholders. These shares are owned by the Sponsor, and the Sponsor has agreed to waive its redemption rights.

August 24, 2021 Page 6

Background of the Business Combination, page 118

19.	We note the reference in the last paragraph on page 118 to “over 20 alternative target opportunities, other than the Company.” Please revise your disclosure to provide additional detail regarding the search process, including whether Broadstone entered into any substantive discussions or sought indications of interest from any alternative target other than the Company and the timing and progress of such discussions. Also, disclose why Broadstone determined not to pursue a transaction with any such alternative targets.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that page 128 of Submission No. 2 has been revised to provide additional detail regarding the search process, including whether Broadstone entered into any substantive discussions or sought indications of interest from any alternative target other than the Company and the timing and progress of such discussions. The Company’s revisions on page 128 also disclose why Broadstone determined not to pursue a transaction with any such alternative targets.

20.	We note the disclosure on page 13 that Broadstone did not obtain a third-party valuation or fairness opinion and the disclosure on pages 119 and 120 that Vertical hired Barclays Capital Inc. and Nomura Securities International, Inc. as its financial advisors and that Broadstone hired Citigroup Global Markets Inc. as its financial advisor, respectively. Please revise to disclose in greater detail the role that these third-parties played in the proposed transaction. Please clarify whether the financial advisors delivered any reports to the board that were materially related to the transaction.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 128 and 129 of Submission No. 2 to disclose in greater detail the role that these third parties played in the proposed transaction and clarify that the financial advisors did not deliver any reports to Broadstone’s board that were materially related to the transaction.

Certain Unaudited Prospective Financial Information of Vertical, page 126

21.	We note your disclosure on page 126 reflects numerous assumptions. Please revise to describe such assumptions with greater specificity and quantify where practicable.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 136 of Submission No. 2 to provide greater specificity.

22.	Please briefly describe the exceptions mentioned in the fourth paragraph on page 127 and in the second full paragraph on page 129.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that there are no exceptions, and as such, it has revised pages 137 and 139 of Submission No. 2 accordingly.

23.	Please revise to disclose the extent to which your projected revenues and production volumes are subject to formal sales agreements. Also, if a material portion of your projected financial measures are concentrated with an individual customer(s), separately quantify and discuss these concentrations.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 136 of Submission No. 2 in response to the comment.

August 24, 2021 Page 7

Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2021, page 155

24.	We refer to the share capital line item. It appears that adjustment J may be mislabeled. Please revise your pro forma balance sheet or tell us why your current presentation is appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 165 of Submission No. 2 in response to the comment.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2020, page 158

25.	Please revise your pro forma statement of operations to present adjustments CC and DD in the appropriate column.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 168 of Submission No. 2 in response to the comment.

Notes to the Unaudited Pro Forma Combined Financial Statements Note 1 - Basis of Presentation, page 159

26.	We note that you have not reflected the income tax effects of the pro forma adjustments based on the statutory rates in effect. Please more fully discuss your how you determined that this information is not meaningful in relation to the significant losses during historical periods.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the income tax effects of the pro forma adjustments based on the statutory rates in effect are discussed in Note 1 – Basis of Presentation on page 170 of Submission No. 2. The unaudited pro forma condensed combined financial information does not reflect the income tax effects of the pro forma adjustments, as the Company concluded that any deferred taxes recognized would not be probable of being realized per IAS 12. The Company has revised page 170 of Submission No. 2 accordingly.

27.	Please tell us if and how you have accounted for the earn-out shares in your pro forma financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as disclosed in the Registration Statement, the Company expects that the Business Combination will be subject to the requirements of IFRS 2. Accordingly, the Company has determined that the fair value of the earn out shares should be accounted for as a component of the deemed cost of the listing services, upon consummation of the Business Combination. Because the arrangement is subject to IFRS 2 (and qualifies as an equity settled plan thereunder), the Company considered the fair value of the Broadstone shares post the date of the transaction, as the most readily determinable value representing the value given up by the Vertical shareholders in connection with the transaction and does not expect there to be any subsequent adjustment related to these shares.

August 24, 2021 Page 8

Adjustment (H), page 161

28.	Please disclose the number of Vertical ordinary shares that are assumed to have resulted from the conversion of the convertible notes.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 171 of Submission No. 2 in response to the comment.

Adjustment (I), page 161

29.	Please expand your footnote to include a table that reconciles the number of ordinary shares outstanding at March 31, 2021, as presented on page F-7, to the 146,749 ordinary shares.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 171 of Submission No. 2 in response to the comment.

Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Adjustment (E), page 161

30.	Please quantify the private and public warrants that sum to the £11.7 million warrant liability.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 171 of Submission No. 2 in response to the comment.

Broadstone’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three Months Ended March 31, 2021

Results of Operations, page 179

31.	Your disclosure reflects the period from May 13, 2020 (inception) through March 31, 2021. Please revise your disclosure to discuss the operating results for the three months ended March 31, 2021.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 189 of Submission No. 2 to discuss operating results for the six months ended June 30, 2021.

For the Year Ended December 31, 2020

Results of Operations, page 181

32.	The amounts presented in the second paragraph of your narrative do not reconcile to your statement of operations on page F-46. Please revise your disclosures as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 191 of Submission No. 2 to reconcile the narrative with the statement of operations.

August 24, 2021 Page 9

Critical Accounting Policies
Class A Ordinary Shares Subject to Possible Redemption, page 182

33.	Your disclosure states that as of December 31, 2020, 29,126,270 Class A ordinary shares subject to possible redemption are presented as temporary equity. However, your balance sheet at December 31, 2020 refers to 26,508,694 Class A shares subject to redemption. Please revise your disclosure accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 192 of Submission No. 2 to reconcile the disclosure with the balance sheet to show that as of December 31, 2020, Broadstone had 26,508,694 Class A shares subject to redemption.

Net Loss Per Ordinary Share, page 182

34.	Your disclosure refers to a net loss of approximately $236,000. It appears to us that the net loss for the period from May 13, 2020 (inception) through December 31, 2020 is $8,766,527. Please revise your narrative as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 193 of Submission No. 2 to show that the net loss for the period from May 13, 2020 (inception) through December 31, 2020 is $8,766,527.

Vertical’s Management’s Discussion and Analysis of Financial Condition and Results of Operations
The Business Combination, page 204

35.	In the second paragraph you refer to $9 million of deferred underwriter and legal fees related to Broadstone’s initial public offering. However, we note that the deferred underwriting commission accrued at March 31, 2021, without legal fees, is in excess of the amount you disclosed. Please revise your narrative or tell us how your current presentation is appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 215 of Submission No. 2 to show that the correct amount is approximately $11 million of deferred underwriter and legal fees related to Broadstone’s initial public offering.

Results of Operations - Comparison of the three months ended March 31, 2021 and 2020 Administrative Expenses, page 208

36.	Please revise your disclosure to quantify each material factor that you have identified as contributing to the increase from period-to-period.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 219 of Submission No. 2 in response to the comment.

Beneficial Ownership of Securities, page 222

37.	Please revise the footnotes to the tables to disclose the natural person that holds the voting and/or investment power of the shares held by the entities.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that footnote 3 to the beneficial ownership table provided on page 233 of Submission No. 2 has been revised to show that Mr. Osmond holds voting and investment discretion with respect to Xercise2 Ltd. and Mr. Hawkes holds voting and investment discretion with respect to Overway Capital Ltd.

August 24, 2021 Page 10

38.	Please disclose the portion of each class of the company’s securities held in the United States and the number of record holders in the United States. Refer to Item 18 of Form F-4 and Item 7.A.2 of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that that the records of Broadstone’s transfer agent indicated that all securities not held by the Sponsor are held in street name with Cede & Co., which is located in the United States. As of the date of this letter, the Company did not have any record holders in the United States. However, following Closing, the Company expects that 13.63%, assuming no redemptions, or 7.24%, assuming maximum redemptions, of its shareholders will be in the United States. The Company has revised page 235 of Submission No. 2 accordingly.

39.	In addition to disclosing the beneficial ownership of your sponsor and its affiliates, also disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities they own, including equity securities that the sponsor has the right to acquire beyond sixty days.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 235 of Submission No. 2 to disclose the Sponsor’s and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities they own, including equity securities that the Sponsor has the right to acquire beyond sixty days.

Audited Consolidated Financial Statements of Vertical Aerospace Group Ltd.
2 Significant accounting policies
Share based payments, page F-24

40.	Please disclose how you determined the fair value of ordinary shares underlying share option issuances in 2020, as well as new shares allotted during 2021.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page F-24 of Submission No. 2 in response to the comment.

24 Financial risk management and impairment of financial assets

Credit risk and impairment, page F-40

41.	We note your disclosure that “the allowance account of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amounts considered irrecoverable are written off against the trade receivables directly.” Please clarify that trade receivables that are irrecoverable are written off against the allowance account. This comment also applies to your disclosure titled “Quantitative and Qualitative Disclosures About Market Risk” on page 213.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 225, F-40 and F-43 of Submission No. 2 in response to the comment.

August 24, 2021 Page 11

Audited Financial Statements of Broadstone Acquisition Corp.
Note 2 - Restatement of Previously Issued Financial Statements, page F-53

42.	We refer to the effect of the restatement on the statement of cash flows for the period ended December 31, 2020. It appears to us that the adjustment and restated amounts for the net loss line item are $8,530,326 and $8,766,527, respectively. Please revise your disclosure accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page F-73 in response to the comment.

Unaudited Financial Statements of Broadstone Acquisition Corp.
Unaudited Condensed Statement of Changes in Shareholders’ Equity, page F-69

43.	Please revise to show 7,632,575 Class B shares outstanding at December 31, 2020. Additionally, please remove the dollar signs from the Class A and B share columns.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page F-46 in response to the comment.

Note 2 - Summary of Significant Accounting Policies

Net Income (Loss) Per Ordinary Share, page F-76

44.	The second paragraph of your footnote refers to net income of $9,696,749 for the three months ended March 31, 2021. Please reconcile this amount with net income as presented on your statement of operations on page F-68.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has included new financials for the six months ended June 30, 2021 of Broadstone, which replaced this paragraph.

Exhibits and Financial Statement Schedules, page II-1

45.	Please revise to clarify which exhibits listed on pages II-1 and II-2 have information that has been redacted as indicated by the “#” on page II-2.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it did not redact any information from the exhibits and has revised page II-2 of Submission No. 2 accordingly.

August 24, 2021 Page 12

Exhibit 4.4, page II-2

46.	We note that the warrant agreement filed as Exhibit 4.4 provides that any action, proceeding, or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and that the company irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. We also note that the company waives any objection to such “exclusive jurisdiction.” If this provision requires investors in this offering to bring any such action, proceeding, or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 84, 85 and 254 of Submission No. 2 accordingly.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +1 (405) 933-4988 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ J. David Stewart

of LATHAM & WATKINS LLP

cc:	(via email)
Stephen Fitzpatrick, Vertical Aerospace Ltd.
Vinny Casey, Vertical Aerospace Ltd.
Michael Cervenka, Vertical Aerospace Ltd.
Robbie McLaren, Latham & Watkins (London) LLP
David A. Sakowitz, Winston & Strawn LLP
Michael J. Blankenship, Winston & Strawn LLP
Paul Amiss, Winston & Strawn (London) LLP